UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
_______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2017
Commission File No. 001-37596
_______________________________
FERRARI N.V.
(Translation of Registrant’s Name Into English)

_______________________________
Via Abetone Inferiore n.4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)
_______________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g32(b): N/A

The following exhibits are furnished herewith:

Exhibit 99.1	Notes Announcement Press release issued by Ferrari N.V. dated November 9, 2017

Exhibit 99.2	Notes Pricing Press release issued by Ferrari N.V. dated November 9, 2017

Exhibit 99.3	Notes Settlement Press release issued by Ferrari N.V. dated November 16, 2017

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017	FERRARI N.V.

	By:	/s/ Alessandro Gili
		Name:	Alessandro Gili
		Title:	Chief Financial Officer

Index of Exhibits
Exhibit
Number    Description of Exhibit

99.1        Notes Announcement Press release issued by Ferrari N.V. dated November 9, 2017
99.2        Notes Pricing Press release issued by Ferrari N.V. dated November 9, 2017
99.3        Notes Settlement Press release issued by Ferrari N.V. dated November 16, 2017